EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
The registrant is the parent company of Express-1, Inc. an expedited transportation services company, Concert Group Logistics, Inc. a domestic and international freight forwarding company, and Bounce Logistics, Inc. a premium truckload brokerage company. The registrant and its subsidiaries are all Delaware corporations, with the exception of Express-1, Inc. which is a Michigan corporation.